UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number:  000-28435

                                  Tritel, Inc.
                                  ------------
             (Exact name of registrant as specified in its charter)

                        111 E. Capitol Street, Suite 500
                           Jackson, Mississippi 39201
                                 (601) 914-8000
                                 --------------
               (Address, including zip code, and telephone number,
        including area code of registrant's principal executive offices)

                      Class A Common Stock, $.01 par value
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            (Title of each class of securities covered by this Form)

        Guaranty of 12 3/4% Senior Subordinated Discount Notes Due 2009
        ---------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  [X]           Rule 12h-3(b)(1)(i)  [ ]
            Rule 12g-4(a)(1)(ii) [ ]           Rule 12h-3(b)(1)(ii) [ ]
            Rule 12g-4(a)(2)(i)  [ ]           Rule 12h-3(b)(2)(i)  [ ]
            Rule 12g-4(a)(2)(ii) [ ]           Rule 12h-3(b)(2)(ii) [ ]
                                               Rule 15d-6           [ ]

      Approximate number of holders of record as of the certification or
notice date:   None

      Pursuant to the requirements of the Securities Exchange Act of 1934 TeleCorp PCS, Inc. (f/k/a TeleCorp-Tritel Holding Company) has caused this certificate to be signed on its behalf by the undersigned duly authorized person.*

Date: November 13, 2000        By:  /s/ Thomas H. Sullivan
                               ----------------------------------------
                               Thomas H. Sullivan
                               Executive Vice President-Chief Financial Officer

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*  On November 13, 2000, Tritel, Inc. was merged with TTHC Second Merger Sub,
Inc., a wholly owned subsidiary of TeleCorp-Tritel Holding Company, pursuant to that certain Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000, among TeleCorp PCS, Inc., Tritel, Inc. and AT&T Wireless Services, Inc.